EXHIBIT 99.1

Student Transportation Inc. Declares Quarterly Dividend

Dividends Will Continue to be Paid Monthly

BARRIE, Ontario, June 24, 2013 (GLOBE NEWSWIRE) -- Student Transportation Inc. ("STI") (TSX:STB) (Nasdaq:STB), North America's third-largest and most progressive provider of school bus transportation services, announced that the Board of Directors has continued its practice of approving the announcement of dividends quarterly. Dividends will continue to be paid on a monthly basis to shareholders of record.

STI will pay a regular monthly cash dividend of C$0.04636833 per common share on July 15, 2013, August 15 and September 16 to shareholders of record at the close of business on June 30, 2013, July 31 and August 31.

STI designates these dividends to be "eligible dividends" pursuant to subsection 89(14) of the Income Tax Act (Canada) and its equivalent in any provinces of Canada. These dividends should be considered "qualified dividends" from a U.S. tax perspective under Section 1(h)(11) of the Internal Revenue Code of 1986, as amended, subject to the shareholder meeting and the holding period requirement to claim the qualified dividend treatment.

Profile

Founded in 1997, Student Transportation Inc. is North America's third-largest and most progressive provider of school bus transportation services, operating more than 9,500 vehicles. Student Transportation's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

CONTACT: INVESTOR CONTACTS:
         Student Transportation Inc.
         Patrick J. Walker
         Chief Financial Officer & Executive Vice President

         Keith P. Engelbert
         Director of Investor Relations
         (843) 884-2720
         Email: invest@rideSTBus.com
         Website: www.rideSTBus.com